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                                PENSON WORLDWIDE
                         1700 PACIFIC AVENUE, SUITE 1400
                               DALLAS, TEXAS 75201


                                 August 31, 2001

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         Re:      PENSON WORLDWIDE (File No. 333-45844)
                  Form RW - Application for Withdrawal

Ladies and Gentlemen:

                  Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Penson Worldwide, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-45844, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on September 15, 2000.

                  Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 8,000,000 shares of its Common Stock, $0.01 par value per share (the "Shares"), for issuance to the public. The Registrant believes that the terms obtainable in the public marketplace at this time are not sufficiently attractive to warrant proceeding with the proposed sale of the Shares. No securities have been sold under the Registration Statement and no activity in pursuit of this offering has taken place since December 7, 2000. The Registrant may undertake a private offering in reliance on the safe harbor provisions of Rule 155(c). Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

                  Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at (214) 765-1102, or Thomas R. Nelson of Brobeck, Phleger & Harrison LLP, legal counsel to the Registrant, at (214) 468-3711.

                                Sincerely,

                                PENSON WORLDWIDE


                                By: /s/ PHILIP A. PENDERGRAFT
                                   ---------------------------------------------
                                   Philip A. Pendergraft,
                                   Executive Vice President